Mail Stop 3561

April 15, 2008

DRS Technologies, Inc.
Richard A. Schneider- Chief Financial Officer
5 Sylvan Way
Parsippany, New Jersey, 07054

Re: **DRS Technologies, Inc.**
Form 10-K for the year ended March 31, 2007
Filed May 30, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 9, 2007
File No. 001-08533

Dear Mr. Schneider:

We have reviewed your response letter dated March 25, 2008 and have the following additional comments. We think you should restate your financial statements in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a restatement is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-Q for the quarterly period ended September 30, 2007

Item 1- Financial Statements (Unaudited)

Notes to the Consolidated Financial Statements

Note 5 – Inventories, page 10

1. We note your response to our prior comment 2. However, we continue to disagree with your conclusion. Based on the chronology of events (provided in your prior and current response) occurring before the issuance of your financial statements on May 29, 2007, it appears management should have been aware that significant additional costs would be incurred beyond the $3.5 million recognized as of the balance sheet date. Furthermore, since a redesign was completed prior to

the issuance of the financial statements, it appears there should have been sufficient information available for you to arrive at a reasonable range of estimates. In this regard, it appears that you should have accrued for at least some portion of the additional costs based on such estimates. The fact that you did not undertake an effort to estimate the cost of the know redesign does not relieve your obligation to recognize such probable losses. Therefore, we believe you should restate your financial statements to comply with paragraph 2(h) of SFAS 154 as well as paragraphs 2 and 4 of FIN 14 and paragraph 85 of SOP 81-1.

2. Additionally based on the information provided to us in your latest response, such as the fact that neither the DRS COO nor the RSTA segment president indicated to you that a significant adjustment was expected during your May 22nd 2007 BOD meeting, it appears that there may be a lack of processes or controls for management to identify and arrive at reasonably dependable estimates in a timely manner. In this regard, it appears that during the preliminary redesign and mock up testing period, management should be able to arrive at an estimated cost based on the preliminary redesign, but in this case, no effort to arrive at the estimated costs was undertaken. Given this, please tell us how you concluded that your internal controls were operating effectively.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief